Exhibit 99.1

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated December 5, 2025 to its short form base shelf prospectus dated December 5, 2025

Emera, ATCO and Canadian Utilities announce transformational agreement to create Canadian utility and energy infrastructure powerhouse

Largest merger in Canadian history1

 HIGHLIGHTS

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Emera and Canadian Utilities will combine in a merger of equals to form a Top 20 North American utility, with approximately $72 billion in combined enterprise value[2], $45 billion in rate base[3] and six million customers.

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Creating a Canadian champion with greater financial strength, operating capabilities and investment capacity, the combined company is expected to benefit from improved credit rating thresholds, providing greater financial flexibility to better support its customers and communities.

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The combined company plans to execute on a $32 billion capital plan through 2030, supporting expected average annual rate base growth of 7% to 8%, while continuing to pursue investments in growth opportunities driven by electrification, transmission, energy security and other major energy infrastructure needs across Canada, the United States and Australia.

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Emera shareholders are expected to own approximately 60% of a substantially larger and more diversified company, with the transaction expected to be accretive to adjusted EPS in the first full year following closing, enhancing the combined company’s credit profile and supporting long-term earnings and dividend growth.

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Canadian Utilities’ shareholders will receive approximately 40% ownership in the $72 billion larger combined company, while benefiting from an approximately 20% expected increase in dividend income.[4]

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Both Canadian Utilities and Emera will benefit from greater geographic and regulatory diversification, enhanced financial flexibility and continued exposure to two of the fastest growth jurisdictions in North America – Florida and Alberta.

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The combined company will operate as Emera and maintain its public company headquarters in Halifax and Canadian Utilities’ corporate and operational headquarters in Calgary, Edmonton and Perth, Australia. Emera CEO, Scott Balfour, will serve as CEO of the combined company and Canadian Utilities Executive Chair, Nancy Southern, will serve as Co-Chair of the Board with current Chair, Karen Sheriff.

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In connection with the transaction, ATCO will spin off into a new publicly-traded industrial services leader made up of housing, defence and investments, including ports and retail energy. ATCO Chair and CEO, Nancy Southern, will serve as Chair and CEO of the new entity.

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ATCO shareholders will receive an interest in both the combined energy company, Emera and the purpose-built New ATCO with dedicated leadership, capital and strategic focus in both companies.

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ATCO’s controlling shareholder, Sentgraf Enterprises Ltd., has signed a voting support agreement to support the transaction.

1 Based on an implied enterprise value of Canadian Utilities of $28 billion.

2 Enterprise value is calculated as total pro forma market capitalization of the combined company plus net debt and preferred shares.

3 Represents 2025A mid-year rate base for Canadian Utilities and year-end for Emera.

4 Represents dividend accretion for Canadian Utilities Class A shareholders. The amount and timing of any dividends will be at the discretion of the board of directors of Emera following the completion of the transaction.

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The transaction was approved following comprehensive reviews by all three Boards, including independent Special Committees for ATCO and Canadian Utilities, supported by independent financial and legal advice.

HALIFAX, Nova Scotia and CALGARY, Alberta, October 6, 2026 - Emera, ATCO and Canadian Utilities today announced a definitive agreement to bring together Emera and Canadian Utilities in a merger of equals, creating a Canadian utility and energy infrastructure powerhouse with the scale to help power Canada’s growth ambitions, while continuing to invest in and grow its operations across its jurisdictions, including in the high growth markets of Alberta and Florida.

The combined company is expected to have a pro forma enterprise value of approximately $72 billion, approximately $45 billion in rate base and serve approximately six million customers across Canada, the United States and international markets. It will have greater financial strength, broader capabilities, and enhanced investment capacity to support expected growing energy and infrastructure needs across its operations. This increased scale will position the company to support a range of capital-intensive priorities, electrification projects, major natural gas and electric transmission investments, large load customers, export infrastructure and other large-scale energy infrastructure projects.

The new company will operate as Emera. Its public company headquarters will remain in Halifax, while maintaining Canadian Utilities’ corporate and operational headquarters in Calgary and Edmonton, with a strong continued presence in Canadian Utilities’ key markets including Perth, Australia. Emera’s U.S. operations will continue to be headquartered in Tampa, Florida.

Based on the implied enterprise value of Canadian Utilities, the transaction is expected to be the largest merger in history between two Canadian companies and will form a Top 20 North American utility.

Customers can expect continued safe and reliable service throughout the transaction process and beyond. Until closing, Emera, ATCO and Canadian Utilities will continue to operate independently and remain focused on customers, employees, safety, reliability and operational performance. The combination is expected to support continued investment in infrastructure, employment, economic development, and long-standing community partnerships.

In connection with the transaction, ATCO will spin off into a high-growth industrial services company focused on housing, defence, and investments, including ports and retail energy, into a new publicly-traded company, New ATCO, with a clear growth agenda and distinct investor proposition.

Terms of Agreement

Under the terms of the arrangement agreement, Emera will acquire all the issued and outstanding shares of Canadian Utilities and ATCO, and the transaction will be structured such that ATCO’s industrial services business will be spun-out as New ATCO. Emera will acquire all of the issued and outstanding shares of Canadian Utilities and ATCO for the following consideration:

●	Canadian Utilities Class A shareholders, other than ATCO, will receive 0.755x of an Emera common share for each Canadian Utilities Class A share held;
●	Canadian Utilities Class B shareholders, other than ATCO, will receive 0.819x of an Emera common share for each Canadian Utilities Class B share held;
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ATCO Class I and Class II shareholders will receive 0.865x of an Emera common share for each Class I or Class II share held. This exchange ratio reflects (i) the same 0.755x exchange ratio for the Canadian Utilities Class A shares held by ATCO; and (ii) the same 0.819x exchange ratio for the Canadian Utilities Class B shares held by ATCO, as adjusted for certain liabilities assumed by Emera and the value of certain Emera shares that will be issued to New ATCO as part of the spinoff transaction.

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In addition to the Emera shares, ATCO shareholders will also receive one New ATCO Class I share for each ATCO Class I share held and one New ATCO Class II share for each ATCO Class II share held. All of the voting shares of New ATCO will be distributed to ATCO’s sole Class II voting shareholder, Sentgraf, while the non-voting shares of New ATCO will be distributed to existing ATCO Class I non-voting shareholders on a pro rata basis.

Building a Canadian-headquartered energy and infrastructure powerhouse

Demand for safe, reliable and resilient energy infrastructure is accelerating across North America. The combination of Emera and Canadian Utilities will create a larger, more diversified company with the financial capacity, operating expertise and market access to pursue larger and more complex opportunities. Together, the companies are expected to be even better positioned to invest, execute, and compete than either is today.

The combination of Emera, with approximately 70% of earnings from operations in Florida, and Canadian Utilities with approximately 80% from operations in Alberta, creates a company with approximately 95% of earnings from regulated utilities, and approximately 80% of earnings generated in Florida and Alberta, two of the highest growth jurisdictions in North America.

Leadership perspectives

“Today marks an important moment for our companies and the customers and communities we serve,” said Scott Balfour, President and Chief Executive Officer of Emera. “This merger creates a Canadian utility and energy infrastructure powerhouse with the scale, financial capacity and expertise to invest in the systems our customers will rely on for decades. As demand rises from electrification trends and major infrastructure development, the combined company will be better positioned to help meet growing energy needs and power Canada’s growth ambitions. Our shared commitment to safety, employees, customers and communities will guide us as we bring our organizations together.”

“Over the years, the Emera Board has proudly supported the company’s growth and embraced transformative opportunities that had the potential to create lasting value,” said Karen Sheriff, Chair of the Board of Emera. “We believe this is one of those opportunities. Bringing together Emera and Canadian Utilities is a rare chance to build on the strengths of two successful companies and create an even stronger enterprise, with greater capacity to invest, grow and help meet the evolving needs of customers and communities. The Board enthusiastically supports this combination and believes it will create lasting value for shareholders, customers, employees and communities for years to come.”

“This transaction represents a defining next chapter for ATCO,” said Nancy Southern, Chair and Chief Executive Officer of ATCO. “For nearly eight decades, our people have built businesses that provide essential infrastructure and services to communities and countries. Today, we are creating a structure that we believe unlocks the full growth potential of these businesses and positions them to play an even greater role in powering the future.”

“ATCO shareowners will participate in two focused and compelling companies. The combined Emera/Canadian Utilities company will have the scale, capabilities and capital to invest in critical energy and infrastructure projects that support growing demand, while New ATCO will be positioned to accelerate growth in housing, defence and industrial services. Together, these companies are expected to be better equipped to pursue opportunities created by economic growth, infrastructure expansion and increasing focus on security and resilience, creating long-term value for shareowners and Canadians alike.”

“This merger is about unlocking the next wave of growth for Canadian Utilities and the customers and communities we serve,” said Bob Myles, Chief Executive Officer, Canadian Utilities Limited. “By bringing Canadian Utilities and Emera together, we will combine complementary strengths, proven operating expertise and greater financial capacity to invest in the energy infrastructure needed for the future. We believe that the result will be a stronger, more resilient company—one that is better positioned to pursue new opportunities, support our people and communities, and deliver long-term value for shareholders.”

Combination of Emera and Canadian Utilities

The merger of equals will be carried out through an acquisition by Emera of all the outstanding shares of Canadian Utilities, valued at approximately $14.3 billion. The transaction is structured as an all-share transaction, enabling Canadian Utilities’ shareholders to participate in the governance and future direction of a larger, more geographically diversified energy and utilities company, while ATCO shareowners will receive shares of both the combined company and New ATCO.

ATCO and Canadian Utilities non-voting shareholders will receive Emera voting common shares, enabling them to participate in the governance and future direction of the combined company. Canadian Utilities preferred shares will remain outstanding, and no fractional Emera shares will be issued.

Following completion of the transaction, existing Emera shareholders are expected to collectively own approximately 60% of the combined company, while former ATCO and Canadian Utilities shareholders are expected to collectively own approximately 40%. The share-for-share structure provides shareholders with continued participation in the combined company’s expected enhanced scale, geographic diversification, financial flexibility and long-term earnings and dividend growth potential.

Industry-leading management and governance

Upon closing, the merged company will be led by Scott Balfour, President and Chief Executive Officer of Emera. Key members of the current Canadian Utilities leadership team will join the Emera Executive team including Bob Myles as Chief Executive Officer of Canadian Utilities and Becky Penrice as Executive Vice President, Corporate Transformation and Integration. Leadership of the companies’ operating businesses will remain unchanged.

The combined company will have a thirteen-member Board of Directors, with six directors put forward by Canadian Utilities and seven directors put forward by Emera. Nancy Southern will serve as Co-Chair of the Emera Board of Directors alongside Karen Sheriff, the current Chair.

Unlocking ATCO’s next chapter of growth

In connection with the transaction, ATCO will spin off as a high-growth industrial services company as New ATCO, a newly formed public company focused on housing, defence and investments, including ports and retail energy. New ATCO will emerge as a purpose-built company with dedicated leadership, capital and strategic focus, positioned to build, deploy and operate in complex environments across North America and international markets.

ATCO shareowners will therefore hold interests in two focused public companies: New ATCO, aligned with global housing, defence and investment growth trends, and the combined Emera-Canadian Utilities company, a Canadian-headquartered utility and energy infrastructure powerhouse positioned at the centre of North America’s energy future.

As governments and industry invest in housing affordability, defence readiness, critical infrastructure and economic security, New ATCO will be positioned to pursue these opportunities with the flexibility and focus of a standalone company. Built on nearly 80 years of operating and investment experience, its customer relationships, remote capabilities and disciplined approach to capital deployment are expected to provide a strong foundation for organic and acquisition-led growth—and a clearer path to long-term value recognition.

New ATCO will continue with global operations with headquarters in Calgary, Alberta. Nancy Southern will serve as Chair and Chief Executive Officer and Katie Patrick will serve as Chief Financial & Investment Officer.

New ATCO will have a dual class share structure similar to ATCO’s, with a class of voting shares and a class of non-voting shares which have the same economic entitlements as the voting shares. All of the voting shares will be distributed to ATCO’s sole voting shareowner, Sentgraf, while the non-voting shares will be distributed to existing ATCO non-voting shareowners on a pro rata basis.

Transaction highlights

●	Expected pro forma enterprise value of approximately $72 billion.

●	Approximately $45 billion in expected combined rate base and approximately 6 million expected customers.

●	Portfolio of 12 regulated utilities in high-growth markets.

●	Approximately 80% of operations expected to be in Florida and Alberta, two of the most high-growth jurisdictions in North America.

●	Combined $32 billion capital plan through 2030, supporting expected average annual rate base growth of 7% to 8%.

●	Expected to be accretive to adjusted earnings per share in the first full year following closing.

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Emera expects its current investment grade credit ratings and stable outlooks to be maintained following the transaction, with no impact on the ratings of its existing rated operating subsidiaries. The combination is expected to strengthen Emera’s business profile, preserve the strength of its regulated operating company credit platforms and enhance balance sheet capacity in support of the combined company’s long term growth plan.

●	Increased capacity to invest in safe, reliable and resilient energy infrastructure while maintaining strong local operating capabilities.

●	New ATCO established as a focused public company spanning housing, defence and industrial investments.

Independent process and Board approval

The transaction is the result of a comprehensive review process overseen by the directors of Emera, directors of ATCO who are fully independent from ATCO’s controlling shareholder, and directors of Canadian Utilities who are fully independent from ATCO. ATCO and Canadian Utilities each appointed a separate special committee of independent directors to negotiate, examine, review and evaluate the merits and risks of the transaction and make recommendations to their respective boards.

Gordon Dyal & Co. provided a fairness opinion to the Board of Directors of ATCO that, based upon and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the consideration to be received by ATCO shareholders (other than Sentgraf and certain of its affiliates) pursuant to the arrangement is fair, from a financial point of view, to such shareholder. The ATCO Special Committee received a fairness opinion from CIBC World Markets Inc. with respect to the fairness (as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein), from a financial point of view, of the consideration to be received by ATCO shareowners (other than Sentgraf and certain of its affiliates), pursuant to the arrangement agreement.

The Canadian Utilities’ Special Committee received a fairness opinion from BMO Capital Markets with respect to the fairness, from a financial point of view, of the consideration to be received by Canadian Utilities shareholders (other than ATCO and certain of its affiliates and other related parties) pursuant to the arrangement. Lazard and Scotiabank each provided fairness opinions to the Board of Directors of Emera with respect to the fairness, of the consideration to be paid by Emera pursuant to the arrangement, from a financial point of view.

Following the recommendations of their respective special committees, each of the boards of ATCO and Canadian Utilities unanimously, with interested directors abstaining, determined that the transaction is in the best interests of ATCO and Canadian Utilities, respectively, approved the transaction and resolved to recommend that securityholders vote in favour of the transaction. Emera’s board also unanimously determined that the transaction is in the best interest of Emera and resolved to recommend that securityholders vote in favour of the transaction.

Voting support agreements

Sentgraf, which holds approximately 27% of the outstanding non-voting shares and all outstanding voting shares of ATCO, has entered into a voting support agreement pursuant to which it has irrevocably agreed to vote its ATCO shares in favour of the transaction, and against any competing acquisition proposals.

In addition, each of the directors and executive officers of ATCO, have entered into voting support agreements agreeing to vote their ATCO shares in favour of the continuance and the transaction.

ATCO, which holds approximately 37% of the outstanding non-voting shares and all outstanding voting shares of Canadian Utilities, has entered into a voting support agreement pursuant to which it has agreed to vote its Canadian Utilities shares in favour of the transaction, and against any competing acquisition proposals. In addition, each of the other directors and executive officers of Canadian Utilities, have entered into voting support agreements agreeing to vote their Canadian Utilities shares in favour of the transaction.

All directors and executive officers of Emera have entered into voting and support agreements pursuant to which they have agreed to vote their Emera shares in favour of the transaction.

Timing and conditions to closing

Completion of the transaction is subject to the satisfaction of customary conditions, including applicable shareholder, court and regulatory approvals. The transaction is expected to close in the third or fourth quarter of 2027.

Shareholder approvals

The transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporations Act. The arrangement will require approvals from ATCO and Canadian Utilities securityholders at special meetings to be called in connection with the transaction. On each such resolution, all applicable ATCO and Canadian Utilities securityholders (including holders of non-voting shares, options and SARs) are entitled to one vote for each security held. In order to proceed, the arrangement must be approved by:

●	at least two-thirds of the votes cast by holders of ATCO Class I and Class II shares, voting together as a single class;

●	at least two-thirds of the votes cast by holders of ATCO Class I and Class II shares, ATCO options and ATCO SARs, voting together as a single class;

●	at least two-thirds of the votes cast by holders of Canadian Utilities Class A shares;

●	at least two-thirds of the votes cast by holders of Canadian Utilities Class B shares;

●	at least two-thirds of the votes cast by holders of Canadian Utilities Class A and Class B shares, Canadian Utilities options and Canadian Utilities SARs, voting together as a single class;

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a simple majority of the votes cast by the holders of Canadian Utilities Class A shares, excluding votes required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; and

●	a simple majority of the votes cast by Emera shareholders for the issuance of Emera shares in connection with the transaction,

in each case by applicable holders present or represented by proxy at the applicable meeting, and such other approvals as may be required under applicable securities laws or by the Court of King’s Bench of Alberta in connection with the arrangement.

As part of the transaction, ATCO Class I and Class II shareholders will be asked to approve moving ATCO to a federal corporation, which is a technical step needed to complete the arrangement. New ATCO is a separate company that is being incorporated in Alberta and will remain an Alberta company headquartered in Calgary. The continuance will require approval by two-thirds of the votes cast by holders of ATCO Class I and Class II common shares present or represented by proxy at the ATCO special meeting, voting together as a single class (with one vote per share). The arrangement will not proceed unless the continuance is approved.

Court and regulatory approvals

The transaction is subject to the receipt of all required court, regulatory and stock exchange approvals, including approval of the Court of King’s Bench of Alberta, the Alberta Utilities Commission, the U.S. Federal Communications Commission, the U.S. Federal Energy Regulatory Commission, Comisión Nacional Antimonopolio of Mexico, the Toronto Stock Exchange and the New York Stock Exchange, as well as any required confirmation or approval from the Northwest Territories Public Utilities Board, and approvals or notifications under the Competition Act (Canada), the Canada Transportation Act, the Australian Foreign Acquisitions and Takeovers Act 1975, the Australian Competition and Consumer Act 2010, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the Committee on Foreign Investment in the United States.

Next steps

A joint management information circular containing details of the transaction will be prepared and made available to securityholders of ATCO, Canadian Utilities and Emera in connection with the special meeting of each company’s securityholders expected to be held in early 2027.

Additional details regarding the transaction, including a copy of the arrangement agreement and the full text of the fairness opinions described in this press release, will be included in the circular. Securityholders are urged to read the circular, the arrangement agreement and other relevant documents when they become available, as they will contain important information about the transaction.

While the transaction progresses, it remains business as usual for Emera, ATCO and Canadian Utilities and their employees. The companies remain focused on customers, employees, safety, reliability and operations.

Advisors

For Emera, Lazard is acting as lead financial advisor with Scotiabank also acting as financial advisor. Osler, Hoskin & Harcourt LLP is acting as legal advisor to Emera.

Gordon Dyal & Co. LLC is acting as lead financial advisor to ATCO and Canadian Utilities. BMO Capital Markets is acting as financial advisor to the Canadian Utilities Special Committee. CIBC World Markets Inc. is acting as financial advisor to the ATCO Special Committee.

Blake, Cassels & Graydon LLP is acting as legal advisor to ATCO. Felesky Flynn LLP is acting as Canadian tax counsel to ATCO. Stikeman Elliott LLP is acting as legal advisor to the Canadian Utilities Special Committee. Norton Rose Fulbright Canada LLP is acting as legal advisor to the ATCO Special Committee.

Conference call and webcast

Emera/Canadian Utilities Investor Call

Scott Balfour, Chief Executive Officer, Emera and Bob Myles, Chief Executive Officer, Canadian Utilities to discuss the transformational agreement to create a Canadian Energy Champion.

When: October 6, 2026 at 6:00 a.m. MT, 8:00 a.m. ET and 9:00 a.m. AT

Teleconference: 1-800-717-1738. No passcode is required.

Webcast: Emera October 6th Conference Call and Webcast Registration

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. The webcast and accompanying investor presentation will be available at Emera website and Canadian Utilities - Events & Presentations

New ATCO Investor Call

Join Nancy Southern, Chair and Chief Executive Officer, ATCO, and Katie Patrick, Executive Vice President, Chief Financial & Investment Officer, ATCO, to discuss the transformational agreement to create a Canadian Energy Champion and spin out of ATCO as Industrial Services Leader.

When: October 6, 2026 at 7:00 a.m. MT, 9:00 a.m. ET and 10 a.m. AT

Teleconference: 1-833-821-0222. No passcode is required.

Webcast: Webcast | Corporate Update Conference Call and Webcast

The webcast and accompanying investor presentation will be available at atco.com.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.1 million customers in the United States, Canada and the Caribbean. Our team of 6,800 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About ATCO

As a global enterprise, ATCO Ltd. and its subsidiary and affiliate companies have approximately 20,000 employees and assets of $28 billion. ATCO is focused on delivering essential solutions across the housing, energy and defence sectors, helping build, power and protect a future everyone can count on. ATCO Structures delivers innovative modular solutions that help communities address growing housing demand while supporting industry and economic growth. Canadian Utilities, an ATCO subsidiary, delivers safe and reliable energy services through its utilities, midstream and generation businesses. Together, these operations provide essential electricity and natural gas infrastructure, generation and storage solutions that support customers, communities and industry. ATCO Frontec provides construction and operational support services for defence and security operations. ATCO also has investments in energy retail services through ATCO Energy, as well as ports and transportation logistics, the processing and marketing of ash, retail food services and commercial real estate. More information can be found at www.ATCO.com.

About Canadian Utilities

Canadian Utilities Limited and its subsidiary and affiliate companies have approximately 8,600 employees and assets of $25 billion. Canadian Utilities, an ATCO company, delivers safe and reliable energy services through its utilities, midstream and generation businesses to customers in Canada, Mexico, Australia and Puerto Rico. Together, these operations provide essential electricity and natural gas infrastructure, generation and storage solutions that support customers, communities and industry. More information can be found at www.canadianutilities.com.

Additional information

Additional details regarding the transaction will be included in the joint management information circular. Documents filed by ATCO, Canadian Utilities and Emera in connection with the transaction will be available through SEDAR+, and Emera filings will also be available through EDGAR, as applicable.

Forward-looking information

This news release contains forward-looking information (“FLI”) within the meaning of applicable Canadian securities laws including, without limitation, the United States Private Securities Litigation Reform Act of 1995, which reflect the current expectations of Emera and Canadian Utilities with respect to the proposed combination of Emera and Canadian Utilities and the related reorganization of ATCO (collectively, for purposes of this forward-looking information disclosure, the “Transaction”) and the future growth, results of operations, performance, business prospects and opportunities of the resulting combined company, and may not be appropriate for other purposes. All such information and statements are made pursuant to safe harbour provisions contained in applicable securities legislation. The words “anticipates”, “believes”, “budget”, “can”, “could”, “drives”, “estimates”, “expects”, “forecast”, “intends”, “may”, “might”, “plans”, “positions”, “predictable”, “predicts”, “pro forma”, “projects”, “schedule”, “seeks”, “should”, “targets”, “will”, “would”, and the negative of these terms or other comparable or similar expressions suggesting future outcomes are often intended to identify FLI, although not all FLI contains these identifying words. The FLI reflects management’s current beliefs and is based on currently available information and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time at which, such events, performance or results will be achieved.

In particular, this news release contains FLI pertaining to, without limitation, the following: the Transaction, including the expected timing of closing and of the special meeting of each company’s securityholders, the receipt of required approvals and the anticipated benefits of the Transaction to customers, employees, community partners and the respective shareholders of Emera and Canadian Utilities; the expected size, scale, diversification, future financial performance, operating capacity and funding capabilities of the combined company; the expected accretion of the Transaction to earnings per share; financial outlooks and other statements regarding the future financial performance, financial condition or cash flows of the combined company; the combined company’s credit ratings, credit profile and financial flexibility; the combined company’s capital expenditure plan, rate base and rate base growth; future dividends, including the amount and growth thereof, and the expected dividend accretion to Canadian Utilities shareholders; economic, population, customer and energy demand growth in the jurisdictions in which the combined company will operate, and the combined company’s opportunities to invest in and develop energy infrastructure; regulatory proceedings, including the timing and outcomes thereof; the respective aggregate shareholdings of the shareholders of Emera, Canadian Utilities and ATCO in the combined company following completion of the Transaction; the leadership, governance and headquarters of the combined company; and expectations regarding the spin-off of ATCO Ltd.’s industrial services businesses.

The FLI in this news release is based on certain assumptions that Emera and Canadian Utilities have made in respect thereof as at the date of this news release regarding, among other things: the ability of the parties to receive all necessary securityholder, court, regulatory and stock exchange approvals, and to satisfy the other conditions to closing of the Transaction, in a timely manner and on satisfactory terms; the ability of the parties to complete the Transaction substantially on the terms currently contemplated; that the combined company’s future results of operations will be consistent with past performance and management’s expectations; the parties ability to realize the anticipated benefits of the Transaction; the expected financial performance of the combined company, including rate base growth consistent with its capital expenditure plan; the ability of the combined company to maintain favourable credit ratings; the capital expenditure plans of Emera and Canadian Utilities proceeding substantially as currently anticipated; the applicability and stability of legal and regulatory requirements in the jurisdictions in which Emera and Canadian Utilities operate, including regulatory approvals allowing the recovery of prudently incurred capital expenditures and a fair return on investment; the growth of energy demand; inflation; the availability of financing on acceptable terms; expected future borrowing costs, interest rates and exchange rates; and the declaration of dividends consistent with Emera’s dividend policy. Although Emera and Canadian Utilities believe these assumptions are reasonable as of the date hereof, there can be no assurance that they will prove to be correct.

The FLI is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the FLI. Factors that could cause results or events to differ from current expectations include, without limitation: the parties ability to receive all necessary regulatory, court, securityholder and third-party approvals, and to satisfy the other conditions to closing of the Transaction, in a timely manner and on satisfactory terms; the failure to realize the anticipated benefits of the Transaction, including as a result of integration, separation or other issues; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the Transaction; regulatory and political risk; change in law risk; operating and maintenance risks; changes in economic conditions; commodity price and availability risk; liquidity and capital market risk; changes in credit ratings; timing and costs associated with capital investments; expected impacts of challenges in the global economy; potential impacts of trade disputes and impositions of tariffs; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns and the risk that anticipated load growth does not materialize; developments in technology that could reduce demand for electricity; climate change risk; weather risk, including higher frequency and severity of weather events; risk of wildfires; unanticipated maintenance and other expenditures; system operating and maintenance risk; derivative financial instruments and hedging; interest rate risk; inflation risk; counterparty risk; disruption of fuel supply; country risks; supply chain risk; environmental risks; foreign exchange; regulatory and government decisions, including changes to environmental legislation, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks and incidents; uncertainties associated with infectious diseases, pandemics and similar public health threats; market energy sales prices; labour relations; availability of labour and management resources; and other factors discussed or referred to under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, under the heading “Business Risks and Risk Management” in Canadian Utilities’s Management’s Discussion and Analysis for the year ended December 31, 2025 and under the heading “Business Risks and Risk Management” in ATCO’s Management’s Discussion and Analysis for the year ended December 31, 2025, each of which can be found, as applicable, on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. In addition, the Transaction may not be completed, or may be delayed, if the conditions to closing (including the timely receipt of all necessary approvals) of the Transaction are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction will not be completed within the anticipated time, on the terms currently proposed or at all. Additional risks and uncertainties will be discussed in the joint management information circular and other materials that Emera, ATCO and Canadian Utilities will file with the applicable securities regulatory authorities in connection with the Transaction.

Readers are cautioned not to place undue reliance on FLI, as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the FLI. All FLI in this news release is qualified in its entirety by the above cautionary statements and, except as required by law, neither Emera nor Canadian Utilities undertakes any obligation to revise or update any FLI as a result of new information, future events or otherwise.

Media and investor contacts

Emera Inc. Investor Relations

Dave Bezanson SVP, Capital Markets

902-233-2674

dave.bezanson@emera.com

Media

Emera Corporate Communications

media@emera.com

ATCO / Canadian Utilities Investor and Analyst Inquiries

Colin Jackson,

Senior Vice President, Financial Operations

Colin.Jackson@atco.com

(403) 808 2636

ATCO / Canadian Utilities Media Inquiries

Kurt Kadatz

Director, Corporate Communications

Contact Media Relations

(587) 228 4571

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